EX-99.B-77D(a)

SUB-ITEM 77D(a): The type of securities (e.g. bonds, preferred stocks, common stocks) in which it may invest, indicating the proportion of the assets which may be invested in each type of security.

IVY FUNDS VARIABLE INSURANCE PORTFOLIOS

Supplement dated April 1, 2015 to the

Ivy Funds Variable Insurance Portfolios Prospectus

dated April 30, 2014

and as supplemented May 15, 2014, May 29, 2014, July 9, 2014, August 4, 2014, November 14, 2014

and December 12, 2014

The following is inserted as a new sentence following the last sentence of the third paragraph of the “More About the Portfolios — Additional Information about Principal Investment Strategies, Other Investments and Risks — Ivy Funds VIP International Core Equity” section:

In addition, the Portfolio may invest in China A-shares of certain Chinese companies through the Shanghai-Hong Kong Stock Connect Program.